TEMPLUM MARKETS LLC

Statement of Financial Condition

December 31, 2020

With

Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-52169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (Date) AND ENDING December 31, 2020 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Templum Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 W. 14th St. - 4th Floor
(No. and Street)

New York (City) NY (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA. PC
(Name - *if individual, state last, first, middle name)*

2727 Paces Ferry Rd. SE Suite 2-1680 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Ramos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Templum Markets LLC as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public

RAFFAELA ABBATIELLO
Notary Public - State of New York
NO. 01AB6387616
Qualified in Nassau County
My Commission Expires Feb 19, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in para. 210.1-02 of Regulation S-X).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Templum Markets LLC
Financial Statement Index
December 31, 2020

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Templum Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Templum Markets LLC (the "Company") as of December 31, 2020, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of the internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2001.

February 24, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Templum Markets LLC
Statement of Financial Condition
As of December 31, 2020

Assets		
Cash	$	168,854
Property and equipment, net of accumulated depreciation of $5,286		4,625
Prepaid expenses		17,155
Other		167
Total Assets	$	190,801
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$	37,273
Total liabilities		37,273
Member's equity		153,528
Total Liabilities and Member's Equity	$	190,801

See accompanying notes to the Statement of Financial Condition

1. ORGANIZATION

Templum Markets LLC (the "Company") is a broker-dealer in the business of providing investment banking services. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a single member Delaware limited liability company and a wholly owned subsidiary of Templum, Inc. (the "Parent" or "Member") which is the sole managing member. As a limited liability company, the member's liability is limited to its investment.

On December 28, 2020, the Company entered into a custodial agreement with Drivewealth, LLC. The Company anticipates commencing operation an alternative trading system in early fiscal 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's Net Capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash

The Company maintains its bank accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and equity. Actual results can differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line method over the estimated useful life of the respective assets which range from five to seven years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The Company adopted ASU No. 2016-13 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Income Taxes

The Company's taxable income or loss is included in the consolidated corporate income tax returns filed by its sole member. The accompanying financial statement reflects the Company's income tax effects as if the Company filed separate tax returns. Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to net operating loss carryforwards.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Revenue Recognition

Under Accounting Standards Codification 606, revenues from placement and advisory services is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Revenue from contracts with customers includes placement and advisory income services related to capital raising activities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

3. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement ("ESA") in place with its Parent for technology, communications, occupancy and personnel services provided by the Parent. Separately, under an informal arrangement, the Parent and the Company receive consulting services from a sister company. The Parent pays for these services and the Company consequently reimburses the Parent for its share.

Financial position and results of operation might differ from the amounts in the accompanying financial statement if these transactions did not exist.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2020, the Company's Net Capital was $131,581 which was in excess of the required Net Capital by $126,581. At December 31, 2020, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.28 to 1.

5. NET LOSS

The Company recently incurred significant losses and received contributions from its member for working capital and net capital. The Company's member has represented that it intends to continue to make capital contributions, as needed, to insure the Company's survival for at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statement has been prepared on a going concern basis without adjustment for realization in the event that the Company ceases to exist as a going concern.

6. INCOME TAXES

The Company has a cumulative net operating loss carry forward of approximately $3,550,000 at December 31, 2020 that is available to offset taxable income arising in future years. The potential deferred tax asset arising from the loss carry forward of approximately $1,000,000 at December 31, 2020 has been fully offset by a valuation allowance, as there is less than a 50% probability of it being realized.

7. CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2020, and through the date of this report there were no such claims.

8. ECONOMIC RISKS

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its Statement of Financial Condition is undetermined at this time.

9. SUBSEQUENT EVENTS

Management has evaluated potential financial statement or disclosure effects from the impact of all subsequent events through the issuance date of this financial statement. No such events require disclosure.